

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2013

Via E-mail
Thomas A. Janochoski
Vice President & Secretary, Chief Financial Officer
Great Northern Iron Ore Properties
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, MN 55101-1361

> **Re:** **Great Northern Iron Ore Properties**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Supplemental Response submitted August 9, 2013**
> **File No. 001-00701**

Dear Mr. Janochoski:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13

Trustees' & Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

Results of Operations, page 5

1.   We note your response to comment 1 of our letter dated August 2, 2013. Please revise future Management's Discussion and Analysis where you discuss material changes to quantitatively break out the underlying, contributing factors. For example, in several

Thomas A. Janochoski
Great Northern Iron Ore Properties
August 28, 2013
Page 2

locations you indicate that changes were "primarily" due to underlying factors, such as higher average royalty rates, reduced yields and higher pension expense. Please provide draft disclosure.

2. Please provide the draft disclosure referenced in your response to comment 3 of our letter dated August 2, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director